Exhibit 21.1

Subsidiaries of Wave2Wave Communications, Inc.

Name	Jurisdiction of Incorporation or Organization
RNK, Inc. (d/b/a: RNK Telecom and RNK Communications)	Massachusetts
RNK VA, LLC	Virginia
Wave2Wave VoIP Communications, LLC	Delaware
Wave2Wave Data Communications, LLC	Delaware
Wave2Wave Midwest Communications Region, LLC	Delaware